Exhibit 21

SUBSIDIARIES OF PROVECTUS BIOPHARMACEUTICALS, INC.

Subsidiary	Jurisdiction of Incorporation

Xantech Pharmaceuticals, Inc.	Tennessee
Pure-ific Corporation	Nevada
Provectus Biotech, Inc.	Tennessee
Provectus Devicetech, Inc.	Tennessee
Provectus Imaging, Inc.	Tennessee
IP Tech, Inc.	Tennessee
Provectus Pharmatech, Inc. Provectus Biopharmaceuticals Australia PTY LTD	Tennessee New South Wales, Australia